                                    June 11, 1999


Mr. Richard Wulff
Chief
Office of Small Business
Securities and Exchange Commission
Mail Stop 3-4
Washington, D.C.  20549

Re:  Houston Interweb Design, Inc.
     Amendment No. 3 to Form SB-2
     Filed: June 11, 1999
     File No.: 333-67871

Dear Mr. Wulff:

     Please be advised the company filed Amendment No. 3 to its Registration Statement on Form SB-2/A today. A courtesy copy of the filing and the original auditor's consent are enclosed herewith. The following are our responses to your comment letter dated June 9, 1999. Our responses are numbered to correspond with the numbered paragraphs included in your comment letter, a copy of which is attached hereto.

CALCULATION OF REGISTRATION FEE

1.   The rescission offering shares have been added to this table.

COVER PAGE

2.   Detailed disclosure regarding the rescission offer has been removed.  The paragraph beginning "We have not authorized...." has been relocated to the table of contents page.

RISK FACTORS

3. The risk factors have been revised to comply with plain English requirements.

4.   The following risk factors have been deleted:
     "As an advertising medium the Internet is still an evolving market" "Our ability to adapt to rapidly changing technology"
     "Various factors relating to competition in the Internet industry" "Our business is dependent on the maintenance of the Internet infrastructure"

The following risk factors have been relocated to the business section:

     "Risks of Infringement in Internet-related industries"
     "Possible additional tax burdens"
     "Government regulation of Internet activities"

5. Various factors relating to competition in the Internet industry has been deleted as the disclosure is adequately covered under "Competition" in the business section.

6. We have added the following risk factors regarding the rescission offer on page 3 of the SB-2/A.

WE MAY HAVE VIOLATED SECURITIES LAWS

     The company sold 166,667 shares of common stock in February 1999. The securities sold in February did not have a registration statement on file with the SEC. The federal securities laws require registration of securities unless an appropriate exemption from the registration requirements of those laws is available. If an exemption did not exist for the sale of these securities, the company may have violated the registration requirements. If so, purchasers could seek rescission of their purchase and recover money paid for the securities. The company makes no admission of any violation of federal securities laws and no investor has sought rescission of any purchase.

ACCEPTANCE OF THE RESCISSION OFFER COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION

     The company intends to make a rescission offer to the February investors by means of this prospectus. Should those purchasers accept the rescission offer, the company would need to pay those investors up to approximately $250,000 (plus interest and other costs), which could have a material adverse effect on our financial condition.

WE MAY BE UNABLE TO INSULATE OURSELVES FROM LIABILITY UNDER FEDERAL LAW

To the extent that claims for federal securities violations are not time barred, we may not be able to insulate ourselves from liability under federal law because the SEC has taken the position that liability under federal law is not avoided because the potentially liable person makes a registered rescission offer.

MD&A

7. In June 1999, Mr. Magness loaned the company $250,000 pursuant to a one year promissory note which bears interest at 10% per annum in order to finance potential payment to the Rescission Offerees. In the event the Rescission offer is accepted, payment to the Rescission Offerees could have a material adverse effect on the company's financial condition. If the company is unable to repay the note when due, it may need to obtain additional financing.

8.   The following paragraph has been added to page 12 of the SB-2/A:

     The SEC and state securities boards detailed a substantial number of requirements in order to effectuate the distribution of 750,000 shares of company common stock held by PinkMonkey.com. The company determined that the time and costs to comply with these requirements outweighed the benefits of the distribution. Management believes the main benefit of the distribution was that the company would become a reporting company under the Exchange Act. By registering the resale of the 252,633 shares of company common stock held by the selling stockholders, the company becomes a reporting company upon effectiveness of this registration statement. Although a portion of the consideration paid by PinkMonkey.com was the distribution of the shares to its shareholders, it constituted only a small part of the consideration which was comprised primarily by services rendered by principals of PinkMonkey.com to the company. PinkMonkey.com issued a press release announcing its decision to retain the 750,000 shares of company common stock for investment purposes. PinkMonkey.com also indicated that although it did not intend to distribute the shares of company common stock at this time, it may do so in the future.

     Supplementally, the company believes that the PinkMonkey.com shareholders do not have a contractual or other right to receive company shares. PinkMonkey.com evaluated the issue prior to publication of the press release abandoning the distribution.

ITEM 26

9. The disclosure has been revised to delete references to the company's belief that the investors were insiders or accredited investors. Certain of the investors were involved in the development of the company and certain of the investors were employees or consultants of the company. The disclosure has been revised accordingly.

ACCOUNTING COMMENTS

10. The repurchase price has not been reclassified as it was a subsequent event. The company is aware of the reclassification issue, and if additional interim financial statements are required, the reclassification will be made as appropriate.

                                       Very truly yours,

                                       BREWER & PRITCHARD, P.C.